SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________________

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)
________________________________

PROCERA NETWORKS, INC.

(Name of Subject Company)

PROCERA NETWORKS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74269U203
(CUSIP Number of Class of Securities)
________________________________

James F. Brear
Chief Executive Officer
Procera Networks, Inc.
47448 Fremont Boulevard
Fremont, California 94538
(510) 230-2777
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)
________________________________

With Copies to:

Jeffrey T. Hartlin
Paul Hastings LLP
1117 S. California Avenue
Palo Alto, California 94304
(650) 320-1804

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by Procera Networks, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on May 6, 2015 relating to the cash tender offer by KDR Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of KDR Holding, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the item in this Amendment No. 2. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•                     By adding the following paragraphs immediately after the ninth paragraph of the section entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger”:

“On August 13, 2014, Engine Capital LP (“Engine Capital”), which purported to hold more than 3% of the Company’s outstanding common stock, sent a letter to the Company Board urging the Company Board to immediately retain a nationally recognized investment bank and establish a special committee of independent directors to sell the Company. The letter further stated that Engine Capital intended to nominate a slate of directors for election at the Company’s 2015 annual meeting of stockholders (the “2015 Annual Meeting”) in the event the Company did not take steps to consummate a value maximizing transaction.

On August 25, 2014, following a discussion with the former Chairperson of the Company Board, a representative from Engine Capital sent an email to the Company, among other things, restating Engine Capital’s recommendation that the Company immediately begin working with an investment bank regarding a potential sale of the Company.”

•                     By adding the following paragraph immediately after the former tenth paragraph (as amended by this Amendment No. 2, now the twelfth paragraph) of the section entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger”:

“On September 9, 2014, the Company’s Chief Executive Officer and Chief Financial Officer met with a representative of Vertex Opportunities Fund (“Vertex”), which purported to hold approximately 5% of the Company’s outstanding common stock, during which the representative communicated Vertex’s views regarding the Company’s performance and prospects and recommended that the Company retain an investment bank and sell the Company. The following day, the Vertex representative sent an email to the Company’s Chief Executive Officer restating Vertex’s views. On September 15, 2014, the Vertex representative had a telephone conversation with the former Chairperson of the Company Board during which, among other things, the representative further reiterated Vertex’s recommendation that the Company retain an investment bank and sell the Company.”

•                     By amending and restating the former fourteenth paragraph (as amended by this Amendment No. 2, now the seventeenth paragraph) of the section entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger” as follows:

“On October 2, 2014, at the instruction of the Company Board, a member of the Company Board met with another financial advisor to discuss the financial advisor’s capabilities and ability to serve as the Company’s exclusive financial advisor with respect to evaluating and implementing strategies and approaches for the Company’s stockholder outreach and communication efforts, as well as potential strategic transactions of the Company. The Company Board determined to meet with the other financial advisor in order to have the opportunity to select from two different advisory teams, strategies and fee arrangements, as well as better assess Stifel’s initial proposal to serve as the Company’s financial advisor. The Company Board representative asked the other financial advisor to prepare a submission of its credentials and a proposal to serve as the Company’s exclusive financial advisor in connection with a possible strategic transaction for the Company Board to consider.”

•                     By adding the following paragraph immediately after the former twenty-second paragraph (as amended by this Amendment No. 2, now the twenty-fifth paragraph) of the section entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger”:

“On November 2, 2014, the representative from Vertex sent an email to the Chairperson of the Company Board demanding that the Company engage an investment bank to sell the Company.”

•                     By adding the following paragraph immediately after the former twenty-third paragraph (as amended by this Amendment No. 2, now the twenty-seventh paragraph) of the section entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger”:

“On November 17, 2014, Engine Capital sent a letter to the Company Board, among other things, reiterating its recommendation that the Company immediately initiate a process to sell the Company and indicating that the Company Board would face a proxy contest at the 2015 Annual Meeting.”

•                     By amending and restating the former thirty-eighth paragraph (as amended by this Amendment No. 2, now the forty-third paragraph) of the section entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger” as follows:

“On January 26, 2015, the Special Committee held a telephonic meeting with the Company’s Chief Executive Officer and representatives of Stifel and Paul Hastings to discuss the status of the process as well as the management presentations that had taken place through January 26, 2015. Representatives of Stifel summarized the participation and results of discussions with each party contacted by representatives of Stifel through January 26, 2015 and discussed the potential benefits and business risks to the Company of a publicly announced outreach process. The Company’s Chief Executive Officer provided a summary of the meetings between management and Stifel with various parties since the date of the Special Committee’s January 15, 2015 meeting, including with Francisco Partners and Party A. The Special Committee further discussed the news release issued by The Deal on January 23, 2015. Notwithstanding the news release, the Special Committee determined not to publicly announce that the Company was in the process of exploring a potential sale of the Company because the Special Committee believed that a public announcement would negatively impact and disrupt the Company’s relationships with its customers, embolden the Company’s competitors to actively solicit the Company’s customers, potentially cast doubt on the Company’s future prospects, as well as decrease employee productivity, retention and morale, all of which could result in a potential decrease in Company value.”

•                     By amending and restating the former fifty-eighth paragraph (as amended by this Amendment No. 2, now the sixty-third paragraph) of the section entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger” as follows:

“On March 11, 2015, the Company Board held a regularly scheduled in-person meeting at the Company’s headquarters to discuss, among other items, a potential strategic transaction. At that meeting, which was also attended by the Company’s management and representatives of Paul Hastings and Stifel, representatives of Stifel summarized the recent meetings between the Company’s management and Party A and between the Company’s management and Francisco Partners, all of which meetings had been attended by representatives of Stifel. Representatives of Stifel informed the Company Board that drafts of the Company’s merger agreement would be distributed to Francisco Partners and Party A later that day. A representative of Paul Hastings summarized the material terms of the draft merger agreement. Representatives of Stifel also informed the Company Board of the communication received by the Company’s Chief Executive Officer from Party B. The Company Board instructed Paul Hastings to negotiate a confidentiality agreement with a Standstill Provision with Party B and instructed Stifel to coordinate a video conference between the representatives of Party B, Stifel and the Company’s management as soon as possible. At that meeting, the Company Board also determined that all members of the Company Board were disinterested and fully informed with respect to a potential sale of the Company. Based on this determination, the Company Board determined that the full Company Board, rather than the Special Committee, would consider the potential sale of the Company on a going forward basis.”

•                     By amending and restating the former seventy-seventh paragraph (as amended by this Amendment No. 2, now the eighty-second paragraph) of the section entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger” as follows:

“On April 10, 2015, a representative of Party B informed a representative of Stifel by telephone that it was withdrawing from the bid process and had decided not to proceed with a strategic transaction with the Company for reasons other than price.”

•                     By amending and restating the first paragraph of the section entitled “Opinion of the Financial Advisor to the Company—Selected Company Analysis” as follows:

“Stifel compared the Company, from a financial point of view, to the Company’s two pure-play deep packet inspection competitors that Stifel deemed to be relevant direct peers to the Company based on their business profiles. Stifel compared the Company’s estimated calendar year 2015 and 2016 financial metrics, as provided by the Company’s management, to the estimated calendar year 2015 and 2016 financial metrics, obtained from available public sources, of the comparable companies. Stifel believes that deep packet inspection is a subsector of the broader communications technology sector and is primarily comprised of (i) pure-play companies such as the Company and its direct peers, and (ii) small divisions of very large companies for which adequate information is not publicly available to reasonably distinguish the relevant valuation metrics. Stifel believes that the companies listed below have business models similar to those of the Company and are the most relevant comparable companies for which adequate information is publicly available, but noted that neither of these companies have the same management, composition, size, operations, financial profile or combination of businesses as the Company:

•	Allot Communications Ltd.; and

•	Sandvine Corporation.”

•                     By amending and restating the first bullet point in the second paragraph of the section entitled “Opinion of the Financial Advisor to the Company—Selected Company Analysis” as follows:

“Multiples of enterprise value (“EV”), which Stifel defined as fully-diluted equity value using the treasury stock method (excluding unvested Company Options and unvested Other Company Equity Awards) (“Procera Equity Value”), plus debt, preferred stock and minority interests, less cash and cash equivalents, to (i) estimated calendar year 2015 and 2016 revenues (“EV/Revenues”), and (ii) estimated calendar year 2015 and 2016 EBITDA, increased by estimated stock-based compensation charges, one-time charges and extraordinary items (“Adj. EBITDA”) (“EV/ Adj. EBITDA”);”

•                     By adding the following after the second bullet point in the second paragraph of the section entitled “Opinion of the Financial Advisor to the Company—Selected Company Analysis” as follows:

“The following table sets forth the Adj. EBITDA figures used by Stifel in its selected company analysis ($ in millions):

Company	2015 Adj. EBITDA	2016 Adj. EBITDA
Procera Networks, Inc.	$5.9	$15.9
Allot Communications, Ltd.	$21.8	$29.5
Sandvine Corporation	$38.0	$42.9

•                     By amending and restating the table after the first paragraph under the section entitled “Opinion of the Financial Advisor to the Company—Precedent Transactions Analysis” as follows:

				Transaction Multiples
Announcement Date	Acquirer	Target	Enterprise Value ($ in millions)	EV / LTM Revenue	EV / FTM Revenue	EV / LTM EBITDA	EV / FTM EBITDA
3/2/15	Hewlett Packard Company	Aruba Networks, Inc.	$2,758.6	3.40x	3.01x	14.0x	11.5x
3/2/15	Mitel Networks Corporation	Mavenir Systems, Inc.	$524.0	4.04x	2.76x	N.M.	33.8x
12/15/14	Thoma Bravo, LLC	Riverbed Technology, Inc.	$3,716.0	3.40x	3.31x	9.9x	9.4x
10/13/14	NetScout Systems, Inc.	Danaher Corporation’s communications business (Tektronix Communications, Arbor Networks, and certain parts of Fluke Networks)	$2,600.0	3.11x	N.A.	13.0x	N.A.
11/11/13	Mitel Networks Corporation	Aastra Technologies Limited	$293.9	0.49x	0.48x	5.9x	5.1x
10/21/13	Marlin Equity Partners, LLC	Tellabs, Inc.	$349.3	0.38x	0.41x	11.3x	6.2x
3/25/13	Oracle Corporation	Tekelec, Inc.	$509.0	1.27x	1.50x	N.A.	N.A.
6/19/12	Sonus Networks, Inc.	Network Equipment Technologies, Inc.	$43.5	0.87x	1.09x	N.M.	N.M.
12/9/11	Thoma Bravo, LLC	Blue Coat Systems, Inc.	$868.1	1.86x	1.82x	9.9x	9.5x
11/7/11	Siris Capital Group, LLC	Tekelec, Inc.	$510.3	1.27x	1.35x	12.0x	9.4x
10/11/11	Arris Group, Inc.	BigBand Networks, Inc.	$53.0	0.58x	0.57x	N.M.	N.M.
8/15/11	Google, Inc.	Motorola Mobility Holdings, Inc.	$9,682.4	0.76x	.068x	18.8x	15.9x
6/17/11	Amdocs Limited	Bridgewater Systems Corporation	$129.3	1.47x	1.46x	5.9x	8.3x
10/28/10	The Carlyle Group L.P.	Syniverse Holdings, Inc.	$2,567.8	4.84x	3.91x	9.7x	9.5x
10/26/10	The Carlyle Group L.P.	CommScope, Inc.	$3,735.8	1.19x	1.17x	7.9x	7.5x
9/16/10	Calix, Inc.	Occam Networks, Inc.	$124.3	1.38x	1.22x	N.M.	N.M.
7/13/10	TE Connectivity LTD.	ADC Telecommunications, Inc.	$1,245.2	1.11x	1.07x	10.5x	9.5x
11/11/09	Hewlett-Packard Company	3Com Corporation	$2,755.6	2.24x	2.19x	7.7x	11.4x
10/13/09	Cisco Systems, Inc.	Starent Networks, Corp.	$2,393.2	7.23x	5.51x	20.8x	17.3x
12/23/08	Harmonic Inc.	Scopus Video Networks Limited	$51.1	0.71x	0.65x	15.3x	13.1x
7/21/08	Brocade Communications Systems, Inc.	Foundry Networks, Inc.	$1,429.6	2.30x	2.14x	7.6x	10.3x
4/21/08	Blue Coat Systems, Inc.	Packeteer, Inc.	$190.1	1.32x	1.13x	N.A.	14.2x

•                     By amending and restating the table after the second paragraph under the section entitled “Opinion of the Financial Advisor to the Company—Precedent Transactions Analysis” as follows:

Multiple:	1st Quartile	Median	Mean	3rd Quartile	Range of Multiples Utilized in the Analysis	Proposed Transaction
LTM EV/Revenues	0.9x	1.3x	2.0x	2.9x	0.9x - 2.9x	1.7x
FTM EV/Revenues	1.1x	1.3x	1.8x	2.2x	1.1x - 2.2x	1.4x
FTM EV/Adj. EBITDA	9.4x	9.5x	11.9x	13.1x	9.4x - 13.1x	15.8x
FTM EQV/Net Income	19.9x	26.7x	30.6x	37.3x	19.9x - 37.3x	44.7x
F24M EQV/Net Income	16.9x	21.4x	21.9x	25.2x	16.9x - 25.2x	19.7x

•                     By amending and restating the second and third paragraphs under the section entitled “Opinion of the Financial Advisor to the Company—Discounted Cash Flow Analyses” as follows:

 “Terminal Multiple Method. Stifel first estimated the terminal value of the projected cash flows by applying a range of terminal multiples Stifel deemed relevant to the Company’s estimated fiscal year 2020 EBITDA of $28.3 million, which multiples ranged from 8.6x to 10.6x, and were determined considering the results of the selected company analyses described above, applying Stifel’s professional judgment. Stifel calculated projected unlevered free cash flow from the period from 2015 through fiscal year 2019, using the projections approved by the Company Board and provided by the Company’s management, and discounted these cash flows and the terminal value to present values using discount rates of 15.7% to 17.7% based on the Company’s estimated weighted average cost of capital, as calculated based on the Company’s peers utilizing Bloomberg’s two-year raw weekly beta as of April 17, 2015, an equity risk premium based on the historical long-horizon expected equity risk premium provided by Duff & Phelps 2015 Valuation Handbook, consideration of the Company’s company-specific circumstances and Stifel’s business and industry knowledge. This analysis indicated a range of enterprise values that Stifel then increased by the Company’s net cash to calculate a range of equity values. These equity values were then divided by fully-diluted shares outstanding using the treasury stock method and excluding unvested Company Options and unvested Other Company Equity Awards to calculate implied equity values per share ranging from $10.53 to $12.37.

Perpetuity Growth Method. Stifel first estimated the terminal value of the projected cash flows by applying a range of perpetuity growth rates Stifel deemed relevant to the Company’s estimated fiscal year 2019 free cash flows, which growth rates ranged from 3.0% to 5.0%. Stifel calculated projected unlevered free cash flow from 2015 through fiscal year 2019 using the projections approved by the Company Board and provided by the Company’s management, and discounted these cash flows and the terminal value to present values using discount rates of 15.7% to 17.7% based on the Company’s estimated weighted average cost of capital, as calculated based on the Company’s peers utilizing Bloomberg’s two-year raw weekly beta as of April 17, 2015, an equity risk premium based on the historical long-horizon expected equity risk premium provided by Duff & Phelps 2015 Valuation Handbook, consideration of the Company’s company-specific circumstances and Stifel’s business and industry knowledge. This analysis indicated a range of enterprise values that Stifel then increased by the Company’s net cash to calculate a range of equity values. These equity values were then divided by fully-diluted shares outstanding using the treasury stock method and excluding unvested Company Options and unvested Other Company Equity Awards to calculate implied equity values per share ranging from $6.72 to $7.54.”

•                     By amending and restating the table under the section entitled “Company Projections—Business Plan” as follows:

Unaudited

($ in millions)

	2014A(1)	2015E	2016E	2017E	2018E	2019E
Revenue	$75.4	$90.0	$112.9	$135.1	$161.4	$186.4
Gross Profit	45.8	57.2	74.1	90.7	110.2	128.7
Operating Expenses	49.9	53.8	60.9	70.9	82.0	93.2
Operating Income (EBIT)	(4.1)	3.4	13.2	19.8	28.2	35.5
Income Tax Expense	(0.4)	(0.1)	(2.0)	(5.0)	(8.5)	(10.7)
Effective Tax Rate	(8.0)%	2.9%	15.0%	25.0%	30.0%	30.0%
Non-GAAP Net Income	(5.0)	3.4	11.3	14.9	19.8	24.9
Adj. EBITDA	(1.6)	5.9	15.9	22.6	31.2	38.7
Depreciation and Amortization	2.4	2.5	2.7	2.9	3.0	3.2
Capital Expenditures	3.1	4.0	4.0	4.0	4.0	4.0
Working Capital Investment	(0.5)	3.3	5.1	5.0	5.9	5.6
Free Cash Flow (2)	(4.4)	(7.5)	(1.8)	1.7	5.0	9.4

(1) (2)	Actual Results for year ended December 31, 2014. Includes reduction for stock-based compensation expense impact on the Company’s forecast.

•                     By amending the reference to “Projected EBITDA” in the last sentence of the second paragraph under the section entitled “Company Projections—Business Plan” to read “Projected Adj. EBITDA”.

•                     By amending and restating the table under the section entitled “Company Projections—Management Upside Case” as follows:

	2014A(1)	2015E	2016E	2017E	2018E	2019E
Revenue	$75.4	$90.3	$112.9	$144.0	$183.2	$231.5
Gross Profit	45.8	57.7	77.2	101.9	132.9	171.2
Operating Expenses	49.9	53.9	60.8	71.3	84.0	103.1
Operating Income (Loss)	(4.1)	3.8	16.4	30.6	48.9	68.1
Non-GAAP Net Income (Loss)	(5.0)	3.8	14.9	24.6	36.7	51.1
Adj. EBITDA	(1.6)	6.4	19.1	33.5	51.9	71.2

•                     By amending the reference to “Projected EBITDA” in the last sentence of the second paragraph under the section entitled “Company Projections—Management Upside Case” to read “Projected Adj. EBITDA”.

Item 8. Additional Information.

The fifth paragraph of the section entitled “Litigation Related to the Transactions” under Item 8 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“The Plaintiffs and the Defendants (collectively, the “Parties”) expect to enter into a memorandum of understanding (the “MOU”) reflecting the terms of an agreement, subject to final approval by the Chancery Court, to settle the Consolidated Action. Pursuant to the MOU, the Defendants expect to agree that the Company will make certain supplemental disclosures to the Schedule 14D-9. It is also expected that the MOU will provide, among other things, that (a) the Parties will enter into a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the Chancery Court for review and approval, (b) the Stipulation will provide for dismissal of the Consolidated Action with prejudice, (c) the Stipulation will include a general release of Defendants of claims relating to the allegations in the Consolidated Action, and (d) the proposed settlement is conditioned on final approval by the Chancery Court. There can be no assurance that the Chancery Court will approve any settlement contemplated by the MOU.

The Defendants believe that the allegations in the Consolidated Action are without merit and specifically believe that no further disclosure is required to supplement the Schedule 14D-9 under any applicable rule, statute, regulation or law. The Defendants expect to enter into the MOU to eliminate the burden and expense of further litigation and to avoid the risk that litigation may delay or otherwise adversely affect the consummation of the Transactions. If the settlement does not receive final approval from the Chancery Court, the Defendants intend to defend against these allegations vigorously.”

As part of the settlement contemplated by the MOU, the Company expects to agree to make certain additional disclosures related to the Offer and the Merger Agreement, which are set forth in this Amendment No. 2. This Amendment No. 2 should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety. As contemplated by the MOU, the release to be contained in the Stipulation is in consideration of the additional disclosures in this Amendment No. 2. Nothing in this Amendment No. 2 or the Stipulation shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in this Amendment No. 2.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROCERA NETWORKS, INC.

By:	/s/ James F. Brear
James F. Brear
President and Chief Executive Officer

Date: May 22, 2015